SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 24 September 2002

15:45 05 Aug REG-Scottish Power PLC <SPW.L> Director Shareholding

RNS Number:5685Z
Scottish Power PLC
5 August 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

SCOTTISH POWER PLC

2) NAME OF DIRECTOR

NOLAN KARRAS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

NOLAN KARRAS

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

GUARANTY NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NOLAN KARRAS

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

AUTOMATIC PURCHASE OF SHARES FROM CONTRIBUTIONS TO THE PACIFICORP COMPENSATION REDUCTION PLAN

7) Number of shares/amount of stock acquired

213 ORDINARY SHARES (53.492 ADSs)

8) (0.00%) of issued Class

9) Number of shares/amount of stock disposed

N/A

of issued Class

11) Class of security

ORDINARY 50p SHARES

12) Price per share

US$5.45

13) Date of transaction

31 JULY 2002

14) Date company informed

1 AUGUST 2002

15) Total holding following this notification

32,594 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.0017%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

24) Name of contact and telephone number for queries

ALAN McCULLOCH
0141 566 4683

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 5 AUGUST 2002

END

RDSEASPSELXAEFE

Monday, 5 August 2002 15:45:49
ENDS [nRNSE5685Z]